UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For The Fiscal Year Ended December 31, 2003

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from            to

Commission file number 000-19860

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SCHOLASTIC CORPORATION

557 Broadway

New York, New York 10012

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee of the Board of Directors of Scholastic Corporation

We have audited the accompanying statements of net assets available for benefits of the Scholastic Corporation 401(k) Savings and Retirement Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets for the year ended December 31, 2003.  These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s Administrative Committee.  This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 23, 2004

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2003 and 2002

(amounts in thousands)

	December 31,
	2003	2002
Investments, at fair value
The George Putnam Fund of Boston	$23,636	$20,524
Putnam Stable Value Fund	22,843	20,989
Putnam Investors Fund	19,197	14,905
Vanguard Institutional Index Fund	17,227	—
The Putnam Fund for Growth & Income	13,746	10,087
Scholastic Corporation Common Stock	13,594	12,770
Putnam New Opportunities Fund	8,815	5,669
Putnam Bond Index Fund	7,171	7,360
Putnam Asset Allocation Fund – Balanced Portfolio	6,367	3,514
Putnam International Equity Fund	5,667	4,243
Putnam Asset Allocation Fund - Growth Portfolio	5,255	3,327
Putnam OTC & Emerging Growth Fund	4,291	2,583
Participants loans	3,936	3,772
Putnam Asset Allocation Fund – Conservative Portfolio	2,329	2,015
Putnam Capital Opportunities Fund	1,632	786
Putnam S & P 500 Index Fund	—	11,853
Cash	1	15
Total investments	155,707	124,412

Receivables
Participants contribution receivable	3	121
Employer contribution receivable	2	46
Total receivables	5	167

Net assets available for benefits	$155,712	$124,579

See accompanying notes

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2003

(amounts in thousands)

Interest and dividend income	$2,759

Contributions
Employer	6,185
Participants	15,300
Rollovers	1,468

Total contributions	22,953

Distributions to participants	(14,286)

Net realized and unrealized appreciation in fair value of investments	19,707

Net increase	31,133

Net assets available for benefits
Beginning of period	124,579
End of period	155,712

See accompanying notes

SCHOLASTIC CORPORATION

401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.              DESCRIPTION OF THE PLAN

GENERAL

The Scholastic Corporation 401(k) Savings and Retirement Plan, amended and restated effective January 1, 1998 and as amended thereafter (the “Plan”), is a defined contribution plan sponsored by Scholastic Corporation (the “Company”). The Plan is administered by the Retirement Plan Committee of the Board of Directors of the Company, which has delegated certain responsibility and authority to the Company’s Administrative Committee, which is composed of members of senior management of the Company (the “Retirement Plan Committee,” and to the extent delegated to the Administrative Committee, collectively the “Committee”).  Putnam Fiduciary Trust Company serves as Trustee for the Plan (the “Trustee”).  In addition, Putnam Fiduciary Trust Company and/or its related companies (collectively, “Putnam”) also provide administrative and recordkeeping services on behalf of the Plan (the “Record Keeper”).  Investment products offered, through December 31, 2003, to participants under the Plan (“Participants”), other than the Company’s common stock (“Company Stock”), were provided by Putnam and The Vanguard Group.  Effective April 1, 2003, the Putnam S&P 500 Index Fund was replaced by the Vanguard Institutional Index Fund.  The Plan is an employee plan qualified under Section 401(a) of the Internal Revenue Code, as amended (the “Code”).

This description of the Plan provides only general information and is presented to assist in understanding the Plan’s financial statements.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

PLAN AMENDMENTS

The Plan was amended effective January 1, 2002 (and April 1, 2002 for the catch-up contribution feature referred to below) in order to revise the Plan to comply with and incorporate the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), as well as to make certain plan design changes related to EGTRRA.  The changes included: (i) increasing the annual Compensation (as defined below) recognized by the Plan from $170,000 to $200,000, (ii) increasing the Plan’s pre-tax and after-tax deferral limits (on an individual and combined basis) from 20% to 50% of annual Compensation for non-Highly Compensated Employees (as defined below), (iii) establishing the Plan’s pre-tax and after-tax deferral limits (on an individual and combined basis) to 6% of annual Compensation for Highly Compensated Employees, (iv) permitting Participants who are age 50 and older or who will attain age 50 before the end of the Plan Year (which is the twelve month period beginning January 1 and ending on December 31) to make catch-up contributions (as defined by EGTRRA), (v) increasing the annual pre-tax deferral limit to $11,000 in 2002, with subsequent increases up to $15,000 in 2006, (vi) allowing the Plan to accept direct rollovers of eligible distributions from annuity contracts described in Section 403(b) of the Code, governmental plans under Section 457(b) of the Code, and individual retirement accounts or annuities, as well as after-tax distributions from other employer plans qualified under Section 401(a) of the Code , and (vii) shortening the suspension period for participating in the Plan after hardship withdrawals from twelve months to six months.

Also effective January 1, 2002, the Plan was amended to permit automatic enrollment of new Eligible Employees (as defined below) hired on or after January 1, 2002.  Eligible Employees are automatically enrolled as soon as administratively feasible after 90 days of employment. Contributions are made at a pre-tax contribution rate of 3% of annual Compensation and are deposited in the Putnam Asset Allocation: Balanced Portfolio.

During 2003, the Plan was amended to (i) effect an increase in the deferral rate for Highly Compensated Employees from 6% to 7%, (ii) recognize acquired entities under the Plan, and (iii) comply with certain regulatory changes pertaining to age 70½ minimum distribution requirements and claim procedures.

In connection with the Company’s acquisition of Teacher’s Friend Publications, Inc., which sponsored the Teacher’s Friend Publications, Inc. Profit Sharing 401(k) Plan (the “Teacher’s Friend Plan”) for its eligible employees, the Company amended the Plan in 2003 to reflect the merger between the Teacher’s Friend Plan and the Plan, effective February 1, 2004 or as soon as administratively feasible thereafter.  The actual merger occurred on March 1, 2004, whereby $254,207 of Teacher’s Friend Plan assets were transferred to the Plan.

ELIGIBILITY

Employees eligible to enroll in the Plan include all employees of the Company and its domestic subsidiaries (other than “leased” employees) who have attained the age of 18 (“Eligible Employees”).  Eligible Employees may enroll in the Plan on any business day after they become eligible to participate in the Plan.  Employees hired on or after January 1, 2002 are automatically enrolled as soon as administratively feasible after 90 days of employment.

PARTICIPANT CONTRIBUTIONS

As approved by the Committee and subject to the provisions of the Code, Eligible Employees may contribute during the Plan Year at the Participant’s election into any of the Plan’s fund options, in pre-tax and/or after-tax Compensation dollars (“Compensation Contributions”); provided that the sum of pre-tax and after-tax contributions during any Plan Year does not exceed the following limitations:

Pre-tax Contributions: Pre-tax contributions are limited to the lesser of 50% of annual salary, overtime, bonuses and commissions (“Compensation”), subject to the requirements of the Code, or $12,000 for the Plan Year ended December 31, 2003.  Eligible Employees whose Compensation is in excess of $90,000 in the prior year (“Highly Compensated Employees”) are limited to the lesser of 7% of their annual Compensation or $12,000 for the Plan year ended December 31, 2003.  The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7%, if a Highly Compensated Employee) of annual Compensation.

After-tax Contributions: After-tax contributions are limited to 50% of annual Compensation, subject to the requirements of the Code.  Highly Compensated Employees are limited to a contribution of 7% of their annual Compensation.  The sum of pre-tax and after-tax contributions during any Plan Year cannot exceed 50% (or 7% if a Highly Compensated Employee) of annual Compensation.

Rollover Contributions: Any Eligible Employee may transfer to the Plan contributions and such other amounts from an “eligible rollover plan” that meets the requirements of the Code at the time of the transfer (“Rollover Contributions”).

Catch-up Contributions:  Participants who are at least age 50 or will reach 50 during any calendar year will have the option to make additional pre-tax contributions to the Plan.  Participants may make additional pre-tax contributions of up to $2,000 in 2003; that amount increases $1,000 per year until the limit reaches $5,000 in 2006.

EMPLOYER CONTRIBUTIONS

Under the Plan, the Company contributes a percentage of each Participant’s Compensation, as determined by the Committee, at its sole discretion. The Company’s contributions for the benefit of the Participants are made in cash in an amount equal to a percentage of the Participant’s pre-tax contributions. For the Plan year ended December 31, 2003, the Company contributed an amount equal to 100% of the first one hundred dollars of a Participant’s contribution and 50% thereafter of the Participant’s pre-tax contributions, up to a maximum amount equal to 6% of the Participant’s annual Compensation (“Matching Contributions”).

The Company, at its sole discretion, may also make discretionary contributions for the benefit of all Participants regardless of whether they elected to make pre-tax contributions to the Plan (“Discretionary Contributions”).  The amount of such Discretionary Contributions is to be determined by the Board of Directors of the Company (the “Board”).  The Company made no Discretionary Contributions to the Plan for the year ended December 31, 2003.

Forfeitures by Participants of unvested Matching Contributions (“Forfeitures”) are used to offset Matching Contributions for other Participants. In 2003, Matching Contributions were reduced by $392,627 from Forfeitures.  At December 31, 2003, Forfeitures totaled $29,009, which will be used to reduce future Matching Contributions.

VESTING

Participants are immediately vested in their Compensation Contributions and Rollover Contributions.  Matching Contributions vest at the rate of 20% per year of service by a Participant.  A Participant becomes 100% vested in all Matching Contributions after either five years of credited service, or upon death or disability while employed, or upon reaching age 65.

PARTICIPANT ACCOUNT DISTRIBUTIONS

A Participant’s account under the Plan may be distributed in full upon cessation of employment for any reason, including termination, death, disability or retirement.  On a daily basis, a Participant, for any reason, may withdraw all or a portion of his or her after-tax contributions. All distributions from the Plan are in cash or, if elected by the Participant, in whole shares of Company Stock, to the extent that the Participant is invested in Company Stock.  In the event of attainment of age 59-1/2, a Participant may withdraw his or her entire vested balance during employment.  There were no benefits payable as of December 31, 2003 and 2002.

In the event of a hardship, a Participant may withdraw during employment such portion of his or her account to meet such hardship.  In addition, once each Plan Year, Participants may request a loan from the Plan of up to 50% of the vested value of their account not to exceed $50,000.  In no event may a Participant have more than one loan for the purchase of a principal residence outstanding or more than two outstanding loans at any time. All loans must be repaid in equal installments of principal and interest through automatic payroll deductions over a period not to exceed five years, except for certain loans made to purchase a Participant’s principal residence, which may be repaid over a period of up to ten years pursuant to the Code.  Participants may not otherwise withdraw any portion of their account balance during employment.

PLAN EXPENSES

Expenses are incurred at either the fund level or the Plan level.  All expenses incurred by the funds (commissions, management fees, etc.) are paid out of investor assets and are therefore netted in realized and unrealized depreciation in fair value of investments in the statement of changes in net assets available for benefits.  The Company pays all other Plan expenses.

2.             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States.  The Plan’s accounts are maintained on the accrual basis. Purchases and sales of investment securities are recorded at market value on the trade date.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments in the Plan’s funds are valued at redemption prices based on the net asset values of the funds.  Investments in Company Stock are valued at the closing price as quoted on the NASDAQ National Market System on the valuation date.  Loans receivable from Participants are valued at cost which approximates fair value.

3.              TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, dated March 18, 2004, stating that the Plan is qualified under Section 401(a) of the Code; therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. The Plan, as amended, is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4.              PLAN TERMINATION

While the Plan is intended to be permanent, it may be terminated at any time by a resolution of the Board, subject, however, to the provisions of ERISA.  Upon termination of the Plan, all necessary provisions of the Plan shall remain in effect, no further contributions may be made to the Plan and the account of each Participant shall become fully vested and non-forfeitable. In the event of termination, the Plan assets may continue to be held by the Trustee.  However, upon a determination that the continuance of such an arrangement is not in the best interest of the Participants, the Board may terminate the arrangement, and upon such termination, the Trustee shall apply for the benefit of each Participant (or beneficiary) the full value of such Participant’s account.

5.              INVESTMENTS

During 2003, the Plan’s net realized and unrealized appreciation (depreciation) in the fair value of investments was as follows (in thousands):

Putnam Investors Fund	$4,120
Vanguard Institutional Index Fund	3,821
The George Putnam Fund of Boston	3,056
The Putnam Fund for Growth & Income	2,676
Putnam New Opportunities Fund	2,036
Putnam International Equity Fund	1,157
Putnam Asset Allocation Fund – Growth Portfolio	1,028
Putnam OTC & Emerging Growth Fund	993
Putnam Asset Allocation Fund – Balanced Portfolio	843
Putnam Capital Opportunities Fund	346
Putnam Bond Index Fund	259
Putnam Asset Allocation Fund-Conservative Portfolio	238
Putnam S&P 500 Index Fund	(392)
Scholastic Corporation Common Stock Fund	(474)
$19,707

EIN #13-3385513

Plan #004

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(amounts in thousands)

Identity of Issue

Description of Investment

Number of Shares

Current Value

Putnam*	The George Putnam Fund of Boston	1,389	23,636

Putnam*	Putnam Stable Value Fund	22,843	22,843

Putnam*	Putnam Investors Fund	1,697	19,197

Vanguard *	Vanguard Institutional Index Fund	169	17,227

Putnam*	The Putnam Fund for Growth & Income	775	13,746

Scholastic Corporation*	Common Stock	399	13,594

Putnam*	Putnam New Opportunities Fund	227	8,815

Putnam*	Putnam Bond Index Fund	531	7,171

Putnam*	Putnam Asset Allocation Fund - Balanced Portfolio	644	6,367

Putnam*	Putnam International Equity Fund	273	5,667

Putnam*	Putnam Asset Allocation Fund - Growth Portfolio	519	5,255

Putnam*	Putnam OTC & Emerging Growth Fund	614	4,291

Participant Loans*	Prime + 0.5% Interest Rate, Repayment Terms: 1 to 10 years		3,936

Putnam*	Putnam Asset Allocation Fund – Conservative Portfolio	264	2,329

Putnam*	Putnam Capital Opportunities Fund	159	1,632

Putnam*	Cash		1

			$155,707

*Indicates party-in-interest to the Plan.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Scholastic Corporation, the Plan Administrator of the Scholastic Corporation 401(k) Savings and Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHOLASTIC CORPORATION 401(k) SAVINGS AND RETIREMENT PLAN

Date: June 23, 2004	/s/ Richard M. Spaulding

Richard M. Spaulding

Executive Vice President, Scholastic Corporation and Chairman of Administrative Committee of the Scholastic Corporation 401(k) Savings and Retirement Plan

Exhibits

Exhibit No.	Document

23	Consent of Independent Registered Public Accounting Firm